Exhibit 3.1

Proposed Amendment of Article IV By-laws

Section 5. Chairman of the Board. The Chairman of the Board shall be the chief executive officer of the corporation and shall, subject to the oversight of the Board of Directors, be in overall charge of and responsible for the business and affairs of the corporation, and shall have all duties customarily incident to the office of the Chairman of the Board and chief executive officer, and such other duties as may from time to time be assigned to him or her by the Board of Directors, subject, however, to the right of the Board to delegate any specific power and authority, except such as may be by statute exclusively conferred on the Chairman of the Board and chief executive officer, to any other officer or officers of the corporation. He shall, if present, preside at all meetings of the shareholders and the Board

Section 7. President. The President shall, subject to the authority of the Chairman of the Board and chief executive officer, have responsibility for the general management of the business of the corporation, including all business units and staff functions, and subject also to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. In case of the absence or inability to act of the Chairman of the Board and chief executive officer, the President shall perform the duties of the Chairman of the Board and chief executive officer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Chairman of the Board and chief executive officer.